EXHIBIT 99.1

RADVISION Expands Video Solutions Portfolio For SMBs

SCOPIA Elite MCU 5105 and mobile capabilities on the SCOPIA XT1000 SMB solution extend enterprise-grade video conferencing features to small and mid-sized organizations

Press Release: RADVISION – Wed, Dec 14, 2011 8:00 AM EST

FAIR LAWN, N.J. & TEL AVIV, Israel--(BUSINESS WIRE)-- RADVISION® Ltd. (Nasdaq: RVSN - News), a leading technology and end-to-end solution provider for unified visual communications, today announced a suite of video solutions aimed at small and mid-sized businesses (SMBs). RADVISION has added the RADVISION SCOPIA Elite MCU 5105 to its portfolio of innovative, standards-based video conferencing infrastructure. Additionally, the RADVISION SCOPIA XT1000 SMB Solution now incorporates RADVISION SCOPIA Mobile, extending the features and benefits of enterprise-grade video to SMBs but at a fraction of the price of traditional, larger scale video systems.

“Video communications is becoming more prevalent in both our professional and personal lives. Businesses of all sizes should be taking advantage of the benefits of video conferencing as part of their overall collaboration strategies,” said Rob Arnold, senior analyst at Frost & Sullivan. “The foremost barriers to the adoption of video by SMBs have been cost and complexity. The new RADVISION solutions overcome both barriers by offering SMBs a cost-effective, easy-to-manage video communications solution that is enterprise-grade yet also user friendly.”

Designed with SMBs in mind

The SCOPIA Elite MCU 5105 is an intelligent, entry-level MCU that supports high definition audio, video and content-sharing. Ideally suited for SMBs and smaller departments or distributed organizations within larger companies, the SCOPIA 5105 offers five ports for HD video calls and up to 20 ports for enhanced definition calls, with dynamic resource allocation built in. This affordable MCU enables smaller sized businesses to leverage the high-end capabilities of the market’s leading MCUs but at a fraction of the cost.

The highly affordable SCOPIA XT1000 SMB is a unique video conferencing solution particularly suited to the communication requirements of SMBs. Built on the RADVISION SCOPIA XT1000 HD room system, the SCOPIA XT1000 SMB combines HD video room system capabilities with embedded multi-party conferencing, SCOPIA Desktop conferencing, and firewall traversal into an all-in-one solution. Additionally, participants can now leverage RADVISION SCOPIA Mobile and join video conferences via an iPhone, iPod Touch or iPad. Competitive solutions cost four to five times as much for the same features and functionality as the SCOPIA XT1000 SMB.

Flexible, customizable solutions for SMBs

According to a recent study by AMI Partners, SMBs will invest $12 billion in unified communications (UC) components, both hosted and premises-based, and video is a critical component for any company’s UC strategy. RADVISION is also working with leading global service providers to offer cloud-based video conferencing to meet this growing demand.

“RADVISION is an established video conferencing veteran and innovator, and we understand how an SMB’s needs differ from larger sized-businesses. While they may not have the budgets of more traditional video customers, they do have the same business goals and shouldn’t have to compromise when it comes to technology,” said Bob Romano, RADVISION corporate vice president of global marketing and acting general manager of North America. “As such, we are coming to market with solutions that are cost-effective and easy to deploy. This will include cloud-based video services so our customers can ‘buy by the drink instead of the bottle,’ so to speak. We’re delighted to tap into this underserved market to deliver a high quality video experience traditionally enjoyed only by larger companies.”

Pricing & Availability

The SCOPIA Elite MCU 5105 and SCOPIA XT1000 SMB are available today through RADVISION’s channel partner network. The SCOPIA Elite 5105 bundle, which includes the 5105 MCU, dynamic capacity for up to 20 desktop ports, SCOPIA Desktop Pro and SCOPIA Mobile, is available at a list price of U.S. $38,000. XT1000 SMB HD room system with embedded MCU along with integrated SCOPIA Mobile and Desktop video conferencing is available from $14,900.

About RADVISION

Founded in 1992, RADVISION (Nasdaq: RVSN - News) is a leading provider of videoconferencing and telepresence technologies over IP and wireless networks. RADVISION teams with its channel and service provider partners to offer end-to-end visual communications that help businesses collaborate more efficiently. RADVISION propels the unified communications evolution forward with unique technologies that harness the power of video, voice, and data over any network. Visit www.radvision.com, our blog, and follow us on Facebook, LinkedIn, Twitter, and YouTube.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION’s filings with the Securities Exchange Commission, including RADVISION’s Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

RADVISION and SCOPIA are registered trademarks of RADVISION, Ltd. All product and company names herein may be trademarks of their registered owners. All rights reserved © 2011 RADVISION, Ltd.

Contact:
RADVISION
Corporate:
Adi Sfadia, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Robin Raulf-Sager, +1 201-689-6303
Director, Communications
robinr@radvision.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net